UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41986

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

126 – 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive, Cootamundra
PO Box 263, Cootamundra, Australia 2590

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Australian Oilseeds Holdings Limited (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) on November 10, 2026 at 9:00 p.m. (Hong Kong time) (8:00 a.m., Eastern Time, on November 10, 2026), as a virtual meeting conducted solely by electronic means via Zoom, with no physical place of meeting. The record date for the Meeting was October 21, 2026.

At the Meeting, shareholders approved the following proposals:

(1)	Proposal One (ordinary resolution) – to approve (i) a share consolidation of the Company’s issued and unissued class A ordinary shares, class B ordinary shares and preference shares at a ratio of eighty (80)-for-one (1), whereby every 80 shares of each such class of a nominal or par value of US$0.0001 each will be consolidated into one (1) share of the same class of a nominal or par value of US$0.008 (the “Share Consolidation”), effective at 12:01 a.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC or on a date to which The Nasdaq Stock Market LLC has otherwise raised no objection; (ii) as a consequence of the Share Consolidation, the change of the Company’s authorised share capital from US$55,500 divided into 500,000,000 class A ordinary shares, 50,000,000 class B ordinary shares and 5,000,000 preference shares each of a nominal or par value of US$0.0001 per share to US$55,500 divided into 6,250,000 class A ordinary shares, 625,000 class B ordinary shares and 62,500 preference shares each of a nominal or par value of US$0.008; and (iii) that no fractional shares will be issued in connection with the Share Consolidation, with each shareholder entitled to receive one share in lieu of the fractional share of that class that would have resulted from the Share Consolidation;

(2)	Proposal Two (special resolution) – upon the Share Consolidation becoming effective and subject to compliance with the requirements of sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions supported by solvency statements, to approve a share capital reduction and reorganization (the “Share Capital Reduction and Reorganization”) whereby (i) the par value of each issued class A ordinary share, class B ordinary share and preference share of US$0.008 will be reduced to US$0.000001 by cancelling US$0.007999 of the paid-up capital on each such issued share, and the credit arising therefrom will be transferred to a distributable reserve account of the Company; (ii) immediately thereafter, each authorised but unissued share of each class of US$0.008 will be subdivided into 8,000 shares of the same class of US$0.000001 each; and (iii) immediately thereafter, such number of authorised but unissued shares will be cancelled as will result in the Company having authorised share capital of US$6.9375 divided into 6,250,000 class A ordinary shares, 625,000 class B ordinary shares and 62,500 preference shares each of a nominal or par value of US$0.000001;

(3)	Proposal Three (ordinary resolution) – subject to and conditional upon the Share Capital Reduction and Reorganization having become effective, to approve an increase of the Company’s authorised share capital from US$6.9375 divided into 6,250,000 class A ordinary shares, 625,000 class B ordinary shares and 62,500 preference shares each of a nominal or par value of US$0.000001 to US$1,000 divided into 999,312,500 class A ordinary shares, 625,000 class B ordinary shares and 62,500 preference shares each of a nominal or par value of US$0.000001, by the creation of an additional 993,062,500 class A ordinary shares of a nominal or par value of US$0.000001 each (the “Share Capital Increase”);

(4)	Proposal Four (special resolution) – subject to and conditional upon the Share Consolidation, the Share Capital Reduction and Reorganization and the Share Capital Increase having become effective, to approve the amendment and restatement of the Company’s currently effective memorandum and articles of association by their deletion in their entirety and the substitution in their place with the second amended and restated memorandum and articles of association of the Company in the form furnished as Exhibit 3.1 to this Report on Form 6-K, to (i) reflect the Share Consolidation, the Share Capital Reduction and Reorganization and the Share Capital Increase and (ii) incorporate certain corporate-governance provisions and housekeeping amendments;

(5)	Proposal Five (ordinary resolution) – with respect to the matters duly approved at the Meeting, to authorise each director of the Company severally to do all such acts and things and execute all such documents as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions, to authorise and instruct the Company’s registered office provider to make the necessary filings with the Registrar of Companies in the Cayman Islands, and to instruct the Company’s registered office provider and/or transfer agent severally to cancel the original share certificate(s) (if any), issue new share certificate(s) upon request, and update the register of members and/or list(s) of shareholders of the Company; and

(6)	Proposal Six (ordinary resolution) – to approve that the Meeting be authorised to be adjourned from time to time, including, if necessary, to solicit additional proxies in favour of any of the foregoing resolutions.

Proposals One, Three, Five and Six were approved as ordinary resolutions, and Proposals Two and Four were approved as special resolutions.

The second amended and restated memorandum and articles of association approved at the Meeting is furnished herewith as Exhibit 3.1.

Exhibits

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of Australian Oilseeds Holdings Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026

Australian Oilseeds Holdings Limited

By:	/s/ Saw Khoon Ming
Name:	Saw Khoon Ming
Title:	Co-Chief Executive Officer

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